Exhibit 99.1

ORRICK, HERRINGTON & SUTCLIFFE LLP
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6142

March 4, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated March 23, 2012 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated March 23, 2012 contained in the Company’s Registration Statement (No. 333-180300-03) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Consequences”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Equity Securities (ARES)® due March 2, 2017 Linked to the Performance of the FTSE™ 100 Index	February 27, 2015	A98
Capped Knock-Out Notes due March 16, 2016 Linked to the Performance of the S&P 500® Index	February 27, 2015	J441
Absolute Return Barrier Securities due March 3, 2020 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 27, 2015	T473
Digital Barrier Notes due March 3, 2020 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 27, 2015	T474
High/Low Coupon Callable Yield Notes due September 6, 2016 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 27, 2015	U1172
6.55% per annum Contingent Coupon Callable Yield Notes due March 4, 2021 Linked to the Performance of the S&P 500® Index and the Russell 2000® Index	February 27, 2015	U1184